



Holyoak&Co.

ATTESTATION • ADVISORY • TAX • BOOKKEEPING • PAYROLL

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Tuttle Twins Show LLC
410 S University Ave,
Provo, UT 84601

I have reviewed the accompanying interim financial statements of Tuttle Twins Show, LLC (a limited liability company), which comprise the balance sheet as of August 31, 2020, and the related statements of income, members' equity, and cash flows for the eight months then ended, and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the interim financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rand Holyoak

Holyoak & Co Signature

1396 W 200 S #2D
Lindon, Utah

September 28, 2020

TUTTLE TWINS SHOW LLC
Balance Sheet
As of August 31, 2020

Assets

Current Assets		
Cash	$	349,931.00
Total Current Assets		349,931.00
Property and Equipment		
Net Property and Equipment		0.00
Non Current Assets		
Film Production Costs		47,719.67
Total Non Current Assets		47,719.67
Total Assets	$	397,650.67

Liabilities and Members' Equity

Current Liabilities		
Film Production Payables	$	47,719.67
Total Current Liabilities		47,719.67
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		47,719.67
Members' Equity		
Capital Contributions		350,000.00
Retained Earnings		(69.00)
Total Members' Equity		349,931.00
Total Liabilities and Members' Equity	$	397,650.67

TUTTLE TWINS SHOW LLC
Income Statement

	8 Months Ended August 31, 2020
Sales	
Total Sales	0.00
Gross Profit	0.00
Operating Expenses	
Bank Service Charges	69.00
Total Operating Expenses	69.00
Operating Income (Loss)	(69.00)
Other Income (Expenses)	
Total Other Income (Expenses)	0.00
Net Income (Loss) Before Taxes	(69.00)
Net Income (Loss)	$ (69.00)

TUTTLE TWINS SHOW LLC
Statement of Members' Equity

	8 Months Ended **August 31, 2020**
Beginning Members' Equity	$ 0.00
Plus Member Contributions	350,000.00
Less Member Distributions	0.00
Plus Net Income	(69.00)
Ending Members' Equity	$ 349,931.00

TUTTLE TWINS SHOW LLC
Statement of Cash Flows
For the 8 Months Ended August 31, 2020

Cash Flows from Operating Activities		
Net Income (Loss)	$	(69.00)
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Film Production Costs		(47,719.67)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		47,719.67
Total Adjustments		0.00
Net Cash Provided By (Used In)		
Operating Activities		(69.00)
Cash Flows from Investing Activities		
Net Cash Provided By (Used In)		
Investing Activities		0.00
Cash Flows from Financing Activities		
Member Contributions		350,000.00
Net Cash Provided By (Used In)		
Financing Activities		350,000.00
Net Increase (Decrease) In		
Cash and Cash Equivalents		349,931.00
Beginning Cash and Cash Equivalents		0.00
Ending Cash and Cash Equivalents	$	349,931.00

TUTTLE TWINS SHOW, LLC
(A Development State Company)
NOTES TO FINANCIAL STATEMENTS
August 31, 2020

Note 1 - Summary of Significant Accounting Policies

Product and Nature of Operations - Tuttle Twins Show, LLC (hereafter "Company") is a newly-formed limited liability company and was organized for the purpose of developing a children's animated show. As an LLC, members are not severally liable for Company liabilities. The Company is currently engaged in the beginning steps of developing the first season of the show which is anticipated to be distributed online via VidAngel.

Production Costs - The Company considers all the costs associated with creating the show to be capitalized on the balance sheet as an asset. Upon execution of a distribution agreement, the Company will begin amortizing the cost of the show over the estimated life as determined by the distribution agreement.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Income Taxes - The Company elected to be taxed as a partnership which must file a partnership tax return. Taxable income will not be due at the partnership level, but will be due, rather, at the partner level.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amortization - Amortization of film production costs will be determined over the estimated useful life of the product or the anticipated time of viable distributions.

Note 2 - Development Stage Operations:

The operations of the Company are primarily devoted to developing the pilot episode of the animated show, raising capital for the first season of the show, and securing distribution of the show.

The Company recognizes the risks associated with the development stage, but is confident in its ability to succeed considering officers' industry experience and expertise.

Note 3 - Concentrations of Risk

The Company's cash deposits are insured up to the current FDIC insurance limits. From time to time, the Company's deposits exceed the insured limits. The Company has not experienced any losses in such accounts. As of August 31, 2020, there were uninsured cash balances of $99,931.

The Company's major provider (and only current provider) for film production services is Harmon Brothers, LLC. The concentration makes the entity vulnerable to the risk of a near-term severe impact. It is at least reasonably possible that events will occur in the near term that could cause the severe impact.

Note 4 - Related Parties

The Company has engaged Harmon Brothers, LLC to perform the film production services, currently totaling $47,719.67, all of which is currently outstanding. Harmon Brothers bills are due monthly.

Principals in the Company are also principals at Harmon Brothers, LLC.

Note 5 - Statement of Changes in Member's Equity

Interim Period Ended August 31, 2020

	Preferred Units	Common Units	Retained Earnings	Total
BALANCE, January 1, 2020	$ 0	$ 0	$ 0	$ 0
Net Income	$	$	$ (69)	$ (69)
Member Investments	$	$ 350,000	$	$ 350,000
Member Dividends	$	$	$	$
BALANCE, August 31, 2020	$ 0	$ 350,000	$ (69)	$ 349,931

Note 6 - Member Units and Unit Compensation Plan

Preferred units are similar to common units of ownership with each unit having equal ownership, calculated by dividing the number of units owned by total units outstanding. However, preferred units differ from common units in the following ways; preferred units do not carry a right to vote or participate in any meetings of the Company, and preferred units include a right to receive distributions of up to 120% of initial capital contributions before payment of common unit distributions. As of August 31, 2020 no preferred units have been issued.

Common units are units of ownership in the Company with each unit having equal ownership, calculated by dividing the number of units owned by total units outstanding. Between January 1, 2020 and August 31, 2020, the amount of common units issued and outstanding is: 10,994,375.

The Company has reserved 4,124,139 common units in anticipation of offering a member unit compensation plan to its employees which will vest on a monthly basis evenly over 36 months beginning the day following the date of these financial statements. However, the plan has not yet been executed, therefore, these units are not yet outstanding. The current fair market value of these Units is $0.

The Company has the right to repurchase units at their fair market value in the event of death, disability, dissociation, or expulsion.

Note 7 - Interim Financial Statements

The Company's fiscal year matches the calendar year. Though this report is for an interim period, no significant period-end adjustments are needed to bring them in conformity with generally accepted accounting principles.

Note 8 - Evaluation of Subsequent Events

The Company has evaluated subsequent events through September 28, 2020, the date the financial statements were available to be issued and have not identified any significant subsequent events that need to be reported.